# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Taboola.com Ltd., CIK 0001840502
CUSIP: M8744T106
Title of class of securities: Ordinary Shares, No Par Value
Address of issuer's principal executive offices: 16 Madison Square West, 7th Fl., New York, New York (NY), 10010
Date of event which requires filing of this statement: 05/28/2026
Amends the filing with accession number 0001104659-23-005400
Filed by CIK 0001449433
Persons authorized to receive notices and communications: LINDSEY CEI, 9 W. 57TH STREET, 43RD FLOOR, NEW YORK, New York (NY), 10019, 212-822-0526

## Reporting persons
- Apollo Management Holdings GP, LLC (CIK 0001449433): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (16.2% of the class)
- College Top Holdings, Inc. (CIK 0001934843): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (16.2% of the class)
- Yahoo Inc. (CIK 0001962736): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (16.2% of the class)
- College Parent L.P. (CIK 0001934833): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (16.2% of the class)
- College Parent Holdings GP, LLC (CIK 0001934842): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (16.2% of the class)
- AP IX College Holdings, L.P. (CIK 0001934828): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (16.2% of the class)
- AP IX College Holdings GP, LLC (CIK 0001935679): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (16.2% of the class)
- Apollo Management IX, L.P. (CIK 0001784683): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (16.2% of the class)
- AIF IX Management, LLC (CIK 0001936402): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (16.2% of the class)
- Apollo Management, L.P. (CIK 0001398053): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (16.2% of the class)
- Apollo Management GP, LLC (CIK 0001413410): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (16.2% of the class)
- Apollo Management Holdings, L.P. (CIK 0001449434): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,525,691; sole dispositive power 0; shared dispositive power 39,525,691; aggregate amount beneficially owned 39,525,691 (16.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, No Par Value
Name of issuer: Taboola.com Ltd.
Address of issuer's principal executive offices: 16 Madison Square West, 7th Fl., New York, New York (NY), 10010
Comment: The information in this Amendment No. 3 to Schedule 13D (this "Third Amendment" or this "13D/A") amends and supplements the Schedule 13D (the "Original Schedule 13D") filed with the U.S. Securities and Exchange Commission (the "SEC") by Apollo Management Holdings GP, LLC and the other Reporting Persons therein defined on January 20, 2023, relating to the ordinary shares, no par value (the "Ordinary Shares") of Taboola.com Ltd. (the "Issuer"), as amended by Amendment No. 1 thereto (the "First Amendment") filed with the SEC on February 26, 2025 and Amendment No. 2 thereto (the "Second Amendment") filed with the SEC on March 18, 2025 (as amended, the "Schedule 13D"). Except as set forth herein, the Schedule 13D remains unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) Information in Row 11 of the respective cover pages of each Reporting Person is incorporated into this Item 5(a) by reference.

The Reporting Persons' aggregate percentage beneficial ownership of ordinary shares represents approximately 16.2% of the total voting power of the issued and outstanding Ordinary Shares of the Issuer. The Reporting Persons also hold 18,039,644 non-voting ordinary shares of the Issuer, with no par value. Together, the securities Reporting Persons represent in the aggregate 21.1% of the issued and outstanding ordinary shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Information in Rows 7 to 10 of the respective cover pages of each Reporting Person is incorporated into this Item 5(b) by reference.

## Signatures
- Apollo Management Holdings GP, LLC: /s/ James Elworth, Vice President (06/01/2026)
- College Top Holdings, Inc.: College Parent L.P., Its sole shareholder (06/01/2026)
- College Top Holdings, Inc.: College Parent Holdings GP, LLC, Its general partner (06/01/2026)
- College Top Holdings, Inc.: AP IX College Holdings, L.P., Its sole member (06/01/2026)
- College Top Holdings, Inc.: AP IX College Holdings GP, LLC, Its general partner (06/01/2026)
- College Top Holdings, Inc.: /s/ James Elworth, Vice President (06/01/2026)
- Yahoo Inc.: /s/ Monica Mijaleski, Vice President, Chief Financial Officer and Treasurer (06/01/2026)
- College Parent L.P.: College Parent Holdings GP, LLC, Its general partner (06/01/2026)
- College Parent L.P.: AP IX College Holdings, L.P., Its sole member (06/01/2026)
- College Parent L.P.: AP IX College Holdings GP, LLC, Its general partner (06/01/2026)
- College Parent L.P.: /s/ James Elworth, Vice President (06/01/2026)
- College Parent Holdings GP, LLC: AP IX College Holdings, L.P., Its sole member (06/01/2026)
- College Parent Holdings GP, LLC: AP IX College Holdings GP, LLC, Its general partner (06/01/2026)
- College Parent Holdings GP, LLC: /s/ James Elworth, Vice President (06/01/2026)
- AP IX College Holdings, L.P.: AP IX College Holdings GP, LLC, Its general partner (06/01/2026)
- AP IX College Holdings, L.P.: /s/ James Elworth, Vice President (06/01/2026)
- AP IX College Holdings GP, LLC: /s/ James Elworth, Vice President (06/01/2026)
- Apollo Management IX, L.P.: AIF IX Management, LLC, Its general partner (06/01/2026)
- Apollo Management IX, L.P.: /s/ James Elworth, Vice President (06/01/2026)
- AIF IX Management, LLC: /s/ James Elworth, Vice President (06/01/2026)
- Apollo Management, L.P.: Apollo Management GP, LLC, Its general partner (06/01/2026)
- Apollo Management, L.P.: /s/ James Elworth, Vice President (06/01/2026)
- Apollo Management GP, LLC: /s/ James Elworth, Vice President (06/01/2026)
- Apollo Management Holdings, L.P.: Apollo Management Holdings GP, LLC, Its general partner (06/01/2026)
- Apollo Management Holdings, L.P.: /s/ James Elworth, Vice President (06/01/2026)